EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	October 4, 2009	September 28, 2008
Earnings:

Income before income taxes	$480,302	$363,571

Add (deduct):

Interest on indebtedness	71,693	78,775
Portion of rents representative of the interest factor (a)	6,386	6,893
Amortization of debt expense	738	668
Amortization of capitalized interest	1,054	1,236
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(3,602)	(2,075)

Earnings as adjusted	$556,571	$449,068

Fixed Charges:

Interest on indebtedness	$71,693	$78,775
Portion of rents representative of the interest factor (a)	6,386	6,893
Amortization of debt expense	738	668
Capitalized interest	2,068	4,559

Total fixed charges	$80,885	$90,895

Ratio of earnings to fixed charges	6.88	4.94

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.